EXHIBIT 99.1

Hydro Agri will become Yara

Hydro Agri will take the name Yara upon the demerger and stock exchange listing planned for March 25, 2004. At the same time Yara will keep the rights to the "viking ship" for use in their new logo and marketing.

- We have found a short name built on our traditions with a strong affiliation to our activities. The name will carry our message all over the world in a distinct way. In addition we see great possibilities to link our new name to our cultural heritage with the strongly recognized (acknowledged) symbol which we will bring with us from Hydro, says Thorleif Enger, who will head the new listed company.

Yara is a designed name with its' starting point in both the Norse lingual heritage and in the old Germanic rune alphabet". In the Norse language Jar creates the prefix jardar, often tied to cultivated land:

Jardavoxtr -  crop from the soil - which is growing
Jardareign -  property of land
Jardarhofn -  a person who owns and cultivates the land

Jara is moreover the twelfth character in the rune alphabet and means "the year", often signifies a good year with good harvest (crop, production). The word Jara is also the origin to "year" in English and "Jahr" in German.

- To make it easier to pronounce the word jara in a consistent way in multiple languages, we have chosen the prefix Y that incidentally relates to the English word "Yield" (produce, support, profit), which is the core message in our business, says Enger.

Yara will continue with the viking ship symbol in the new logo and marketing. Different versions of the Viking ship have been the core element in Hydro's logo since the company's inception in 1910, and today's version has been in use for the last 20 years. The Viking ship is a well recognized brand for Hydro's fertilizer products all over the world.

Hydro Agri is the world's leading fertilizer company and the only global player in the fertilizer industry. Hydro Agri is present in approximately 50 countries and sold 22 million tons of fertilizers to customers in 130 countries in 2002. Hydro has decided to position Agri for further growth through a listing of as a separate company. The listing of the new company on the Oslo stock exchange is planned for March 25th, 2004, and the company will have its headquarter in Oslo. Thorleif Enger, who has led Hydro Agri since 1999, will continue to lead the new company after the separation from Hydro and listing.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Chief Communication Officer Arne Cartridge
+47 47 900 900

Norsk Hydro ASA
Hydro Agri
N-0240 OSLO
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 26 80
www.hydro.com